

INVESTOR PRESENTATION

Issuer Free-writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-220514
filed September 23, 2020

IMPORTANT NOTICES AND DISCLAIMERS

Issuer Free-writing Prospectus
Filed Pursuant to Rule 433
Registration Number: 333-220514
filed September 23, 2020

PRESIDIO Property Trust

Presidio Property Trust, Inc. ("we" or "us") has filed a registration statement (including a preliminary prospectus) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") on Form S-11/A (SEC File No. 333-220514) for the offering to which this presentation relates. Such registration statement has not yet become effective. Shares of our Series A common stock may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This presentation highlights basic information about us. Because it is a summary only, it does not contain all of the information that you should consider before investing. Before you invest, you should read the prospectus in the Registration Statement and other documents that we have filed with the SEC for more complete information about us. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by contacting Kingswood Capital Markets, 17 Battery Place, Suite 625, New York, NY 10004, ATTN: Investment Banking Department, e-mail info@kingswoodcm.com. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus or approved or disapproved the common stock offered pursuant to the above referenced registration statement and prospectus. Any representation to the contrary is a criminal offense.

This presentation contains "forward-looking statements" within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Registration Statement. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, dividends, results of operations and other financial and operating information. When used in this presentation, the words "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "should," "project," "plan," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

The forward-looking statements contained in this presentation are based on historical performance and management's current plans, estimates and expectations in light of information currently available to it and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described in the Registration Statement, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in the "Risk Factors" section of the Registration Statement, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

OFFERING DETAILS

PRESIDIO Property Trust

Issuer:	Presidio Property Trust, Inc.
Proposed Ticker/ Exchange:	SQFT / Nasdaq Capital Market
Offering Type	Initial Public Offering (IPO)
Securities Issued:	Series A Common Stock
Gross Offering Proceeds	$5,000,000
Over-allotment	15%
Offering Price:	$5.00 per share
Anticipated Use of Proceeds:	For general corporate and working capital purposes, including to potentially acquire additional properties and reduce outstanding indebtedness
Sole Bookrunner	Kingswood Capital Markets
Expected Close	October 2020

Source: Company filings as of September 11, 2020

INVESTMENT HIGHLIGHTS

PRESIDIO Property Trust

HIGH QUALITY PORTFOLIO WITH STRONG FUNDAMENTALS

- 15 commercial properties with 1,129,738 SF with an average same-store occupancy rate of 86.0%
- Highly diversified commercial property tenant base
- Robust portfolio with strong fundamentals and internal growth

EXPERIENCE AND DEPTH OF MANAGEMENT

- Chairman and CEO Jack Heilbron's public REIT experience
- Company formed in 1999; SEC reporting since 2008
- Key team members have 75+ combined years of public company experience
- Extensive seller and broker relationships in key markets

DIFFERENTIATED ACQUISITION STRATEGY

- High quality properties focused in underserved regionally dominant locales
- Target non-gateway markets with attractive growth dynamics and cap rates which exceed cost of capital
- Focus on $10 – $30 million property transactions that are not typically pursued by larger REITs

POISED TO GROW ACROSS IN-DEMAND SPACE

- Recent activity in office and industrial space demonstrates strong demand for product
- Creating value through planned repositioning and improvements
- Internally managed

Source: Company filings as of September 11, 2020

COMPANY OVERVIEW

DESCRIPTION

- Presidio Property Trust, Inc. ("Presidio" or the "Company") was founded in 1999 as NetREIT
- Presidio is a self-managed real estate company focused on commercial real estate opportunities in often-overlooked and regionally dominant markets
- The Company acquires and manages office and industrial real estate assets in markets with strong demographic and economic drivers with attractive going-in cap rates
- Presidio's commercial portfolio currently includes 15 commercial properties with a book value of approximately $129 million
- In addition to its commercial real estate holdings, Presidio generates fees and rental income from affiliated entities, which manage and/or own a portfolio of model homes (1)

San Diego, CA



Genesis Plaza

Corporate Information	
Headquarters	San Diego County, CA
Founded	1999
Key Geographies	CA, CO, ND
Employees	23

Portfolio Summary (Number / Square Footage)	
Office	10 properties / 849,082 sq. ft.
Retail	4 properties / 131,722 sq. ft.
Industrial	1 property / 150,030 sq. ft.
Model Homes (1)	5 funds / 138 homes

Portfolio Value & Debt	
Book Value	$179.2 million(2)
Existing Secured Debt	$128.0 million
Existing Unsecured Debt	$8.8 million


Commercial Real Estate
Model Home Business
Commercial Real Estate & Model Home Business

Source: Company filings as of September 11, 2020, data as of June 30, 2020

(1) The Company holds partial ownership interests in several entities which own model home properties (2) Includes book value of model homes

MANAGEMENT TEAM

Key team members have 75+ combined years of real estate and public company experience



Jack Heilbron, *Chairman, Chief Executive Officer, and President*

- Founding officer, director, and stockholder of the former CI Holding Group, Inc. and of its subsidiary corporations
- Currently serves as Chief Executive Officer and Chairman of Centurion Counsel, Inc., a licensed investment advisor
- Served as a director of the Centurion Counsel Funds from 2001 until 2005
- Served as the Chairman and/or director of Clover Income and Growth REIT from 1994 until its dissolution in 1999
- Graduated with a Bachelor of Science degree in Business Administration from California Polytechnic University, San Luis Obispo, California



Adam Sragovicz, *Chief Financial Officer*

- Served as Treasurer of Encore Capital Group from 2011 to 2017, where he was responsible for global capital raising, foreign exchange risk management and cash management for the organization
- Previously held capital markets, finance, and treasury management positions with KPMG, Union Bank of California / MUFG and Bank of America Merrill Lynch
- Has served on the Board of Congregation Adat Yeshurun and is Director of the Yale Alumni Schools Committee in San Diego
- Graduated with a Bachelor of Arts degree in Soviet and Eastern European Studies, with a concentration in Economics, from Yale University



Jessica Joelson, *Chief Accounting Officer*

- Served as Associate Director, External Reporting & Accounting at AnaptysBio, transitioning the private company to a public company, including the IPO and follow-on offerings
- Served in various Financial Reporting roles at two additional companies where she transitioned the companies from public to private
- Previously spent four years at KPMG, most recently as an In-charge Audit Associate
- Serves on the Board of Directors as Treasurer of the San Diego Food System Alliance
- Holds a Bachelor of Science degree in Accountancy from San Diego State University, graduating Cum Laude, with Distinction in Accounting



Gary Katz, *Senior Vice President, Asset Management*

- Held positions with Legacy Partners, Lincoln Property Company, Kemper Real Estate Management Company, Bedford Properties, and Meyer Investment Properties
- Served in senior acquisition, leasing, asset management, and development roles for Westcore Properties from 2007 to 2009, where he was responsible for real estate transactions throughout the western United States
- Former president and current Treasurer of the San Diego Chapter of NAIOP and former member of the NAIOP Corporate (National) Board. Sits on the San Diego Charitable Real Estate Foundation's Board of Directors and the University of California San Diego Urban Studies and Planning Steering Committee
- Graduated with a Bachelor of Arts degree in Economics from University of California San Diego



Ann Nguyen, *General Counsel*

- Served as General Counsel for a publicly traded tech company (NASDAQ: SMOD) during its IPO and follow-on offering, and privately held, clean tech and chem analyses start-ups; served as senior legal counsel to an S&P 500-listed REIT (NYSE: O) and as Asst. General Counsel to a privately held real estate company. Held various accounting positions in KPMG's Audit department and served as a Senior Consultant with KPMG's Goodkin Group and Real Estate practice.
- Attended School of Engineering & Applied Sciences, UCLA, B.S. in Accounting, cum laude, USC
- J.D., UC Davis
- Licensed CPA (inactive), CA
- Member, State Bar of CA

BOARD OF DIRECTORS (EXCLUDING MANAGEMENT)

PRESIDIO Property Trust



Jennifer Barnes, *Independent Director*

- Served as Director since 2020 and is a member of the Audit Committee
- Currently CEO and Founder of Optima Office, and co-founder of Pro Back Office.
- Named a top 40 under 40 business leader in San Diego and a finalist for SD Business Journal's CEO of the Year
- Sits on the Board of the Better Business Bureau, The Business Executives Council, and the San Diego Chapter of Junior Achievement's Executive Board
- Holds a Bachelors Degree in Finance, Accounting, and Marketing from the University of Arizona and MBA from San Diego State University



David Bruen, *Lead Independent Director*

- Served as a Director since 2008, Lead Independent Director and Chair of the Audit Committee since 2020; retired in January 2008 from SD National Bank
- Worked in commercial lending for mid-size businesses in San Diego County for First Interstate Bank, Wells Fargo Bank, Mellon 1st Business Bank, and SD National Bank
- Life Member of the Holiday Bowl Committee; member of the Presidents Association for Palomar College, Financial Executives International, the San Diego MIT Enterprise Forum, and the Association for Corporate Growth
- Graduated from SDSU with a BS in Business and an emphasis in Marketing; received an M.B.A. from the University of Southern California with an emphasis in Finance



Shirley Bullard, *Independent Director*

- Served as a Director since December 2011 and is Chair of the Compensation Committee, and is currently Chief of Staff to the President of The Ken Blanchard Companies in Escondido, California, formerly serving as VP of Human Resources
- Joined The Ken Blanchard Companies, an international leadership and management training company, in 1998
- Director of Personnel Support Services and Personnel Commission for the Poway Unified School District, a Public K-12 school district in North County San Diego, CA
- Graduated with a Bachelor of Science of Law degree and a Juris Doctorate from Thomas Jefferson School of Law
- Served on the Board of the Mission Federal Credit Union from 1995-2008



James Durfey, *Independent Director*

- Served as a director as of December 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee.
- Retired in 2017 from American Assets Trust, Inc. (NYSE: AAT), a publicly traded REIT, as Vice President, Office Properties, since 2004. From 1996 to 2004, he was Vice President of Trammell Crow Company and General Manager of the Century Plaza Towers and the ABC Entertainment Center. From 1980 to 1996, he held various senior roles at Homart Development Company, a commercial real estate subsidiary of Sears, Roebuck and Company.
- Graduated with a Bachelor of Science degree in Business Management from Indiana University and is a licensed real estate broker in California.



Ken Elsberry, *Co-Founder and Director*

- Co-Founder of Presidio, together with CEO Jack Heilbron, and retired from management in December 2017
- Previously served as Chief Financial Officer of Trusonic, Inc., a startup technology company based in San Diego, California
- From 1994 until its dissolution in 1999, Mr. Elsberry served as Chief Financial Officer of Clover Income and Growth REIT.
- Bachelor of Science degree in accounting from Colorado State University.
- Life member of the California Society of Certified Public Accountants and former member of the American Institute of Certified Public Accountants



Laureen Ong, *Independent Director*

- Served since August 2019 and is the Chair of the Nominating and Corporate Governance Committee. She also serves as a member of the Compensation Committee. Also has served on the Board of World Wrestling Entertainment (NYSE: WWE) since 2014, is the Chair of its Compensation Committee and a member of its Nominating and Corporate Governance Committee.
- From 2010 to 2013, she was President of the Travel Channel. From 2007 to 2009, she was COO of Hong-Kong-based STAR Group Limited. From 2000 to 2007, she was President of National Geographic Television.
- Holds an M.A. from Columbia University and a B.A. in Math and Speech Theatre Arts from Montclair State University



Sumner Rollings, *Independent Director*

- Served as a director since April 2001 and is a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee
- Served as Director of the Centurion Counsel Funds from 2001 until 2005
- Owned and operated the Wagon Wheel Restaurant as the Chief Executive Officer of Rolling Wheel Restaurant, Inc., in Escondido, California
- Served as sales executive for Joseph Webb Foods of Vista, California from 1999 to 2001 and for Alliant Food Service Sales from 1985 to 1999
- Bachelor of Science from University of Denver, MBA from Pepperdine
- Served 5 years in the US Marines

Source: Company filings as of September 11, 2020

COMPANY STRATEGY

PRESIDIO Property Trust

- Presidio acquires high-quality commercial properties in often overlooked and/or underserved markets
- Target markets are regionally dominant, non-core cities with attractive growth dynamics driven by key economic factors
- Focus on $10 – $30 million property acquisitions that are not typically pursued by the larger REITs
- Well located, amenitized properties with stable in-place tenancy
- Both central business district (CBD) and key suburban locations
- Spreads between acquisition yields and debt terms in our target markets are more attractive, relative to gateway markets



Bismarck, ND
Fargo, ND
Minneapolis, MN
Salt Lake City, UT
Denver, CO
Colorado Springs, CO
Kansas City, MO
Columbus, OH
Inland Empire, CA
San Diego, CA
Current Property in Target Market
Current Property Outside of Target Markets
Target Market with no Current Property

Key Economic Factors We Consider

- Strong office-using employment growth
- Net in-migration of a highly educated workforce
- Proximity to large student population
- Stability of healthcare systems, government or large institutional employer presence
- Low rates of unemployment
- Lower cost of living versus gateway markets

MODEL HOME BUSINESS

PRESIDIO Property Trust

- Triple-net sale/leaseback transactions with homebuilders, to use as sales offices and model homes
- Operates independently in Houston, Texas, with minimal time commitment by senior management
- Homes are sold to homebuyers following subdivision close-out
- Generates fee income with an attractive ROE

PRESIDIO INCENTIVES

- Broad Market Appeal
- Purchase Property at a Discount (5%-10%)
- Builders Cover All Expenses
- Unlevered Proforma Returns > 8%
- Diversification of Risk

BUSINESS SUMMARY

- 138 Model Homes
- Properties in 7 States
- Starter and Move-Up Homes (below values affected by tax law)

BUILDER INCENTIVES

- Allows Builders to Redeploy Capital
- Model Home Proceeds Used to Pay Down Line of Credit
- Accelerates Sales for IRR Calculations
- Improves margins & Inventory Turnover
- Diversification of Risk



- Larry Dubose - Founder of Dubose Model Homes USA in Houston in 1985 (goodwill and assets acquired by Presidio in 2010)
- Board member of Presidio Property Trust, Inc., President of Dubose Advisors LLC and NetREIT Advisors LLC
- Served as Vice President and Chief Financial Officer of a full-service real estate brokerage company in Houston for six years
- Staff accountant with PricewaterhouseCoopers
- BA degree in Accounting from Lamar University







Source: Company filings as of September 11, 2020

MODEL HOMES - AN ATTRACTIVE PROPERTY TYPE

PRESIDIO Property Trust

202 homes purchases and sold between 2012 and 2019



120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
1
2
3
4
5
6
7
8
9
Years held
% annualized return

Average compound annual growth on invested equity of 21.1%

Weighted average holding period of 2.7 years

Source: Company data as of Dec 31, 2019

HIGH QUALITY COMMERCIAL PORTFOLIO

PRESIDIO Property Trust

Our commercial real estate portfolio consists of the following properties:

Property	Square Feet ('000's)	Percent Occupied	Percent Ownership
Garden Gateway, Colorado Springs, CO (1)	115	76.4	100
Executive Office Park, Colorado Springs, CO (2)	65	98.4	100
Genesis Plaza, San Diego, CA	58	78.5	65.6
Dakota Center, Fargo, ND	119	86.0	100
Grand Pacific Center, Bismarck, ND	93	72.8	100
Arapahoe Center, Centennial, CO	79	100	100
West Fargo Industrial, West Fargo, ND	150	86.8	100
300 NP, Fargo, ND	35	72.8	100

Property	Square Feet ('000's)	Percent Occupied	Percent Ownership
Highland Court, Centennial, CO	94	63.3	80.8
One Park Centre, Westminster, CO	69	81.6	100
Shea Center II, Highlands Ranch, CO	121	87.9	100
World Plaza, San Bernardino, CA	56	100	100
Waterman Plaza, San Bernardino, CA	21	85.9	100
Union Town Center, Colorado Springs, CO	44	100	100
Research Parkway, Colorado Springs, CO	11	100	100

Fargo, ND


Dakota Center

Highlands Ranch, CO


Shea Center

(1) As of August 27, 2020, this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

(2) As of September 3, 2020, one of the four buildings that comprise this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

Source: Company filings as of September 11, 2020, data as of June 30,2020

PORTFOLIO MAKEUP AND PERFORMANCE

PRESIDIO Property Trust

COMMERCIAL SQUARE FOOTAGE BY REGION



California, 12%
North Dakota, 35%
Colorado, 53%

NOI BY PRODUCT TYPE**



Model Homes, 28%
Retail, 13%
Office / Industrial, 59%

Occupancy



92.0%
90.0%
88.0%
86.0%
84.0%
82.0%
80.0%
78.0%
86.1%
87.1%
91.3%
87.2%
83.3%
84.8%
YE 2014
YE 2015
YE 2016
YE 2017
YE 2018
YE 2019

NOI (millions)



$25.0
$20.0
$15.0
$10.0
$5.0
$-
$12.5
$16.0
$22.4
$22.7
$21.5
$18.2
YE 2014
YE 2015
YE 2016
YE 2017
YE 2018
YE 2019

** Numbers sourced from annualized 2Q20 operating results from S-11

Source: Company filings as of September 11, 2020

ABILITY TO ADD VALUE

Dakota Center, Fargo, North Dakota

PRESIDIO Property Trust

OVERVIEW

Background

- 78% of the property was leased to a major national bank under a lease expiring in December 2012 – just 18 months following acquisition
- The bank occupied only a small portion and subleased other portions to multiple tenants

Value-Add

- Invested $2.9 million renovating the common areas and parking lot, and constructing tenant improvements
- Executed new lease agreements with 5 former subtenants, including the bank
- The property was refinanced with a new $11.1 million loan in 2014

Exit / Current Status

- Now the property includes several credit tenants, and management estimates value at ~$17.6 million, which represents an increase in value of over 80%
- Stabilization of rent roll resulted in cap rate compression from 14% to under 8%

DAKOTA CENTER



KEY STATISTICS

Acquisition Date	May 2011
Asset Type	Office
Gross Leasable Area	119,434 sq. ft.
Location	Fargo, ND
Year Constructed	1981 / 1986
Transaction Price	$9.6 million
Acquisition Cap Rate	14%
% Leased at time of purchase	98%

Source: Company filings and estimates as of September 11, 2020

ABILITY TO ADD VALUE

The Presidio, Colorado Springs, Colorado

PRESIDIO Property Trust

OVERVIEW

Background

- Able to take advantage of the seller's unique circumstance to purchase the property at an excellent in-place return, with additional value achievable through increasing occupancy and raising rents to market

Value-Add

- To facilitate this business plan, Presidio undertook a complete common area renovation
- In 2014, Presidio refinanced the property with a new $7.4 million loan, which effectively returned the company's initial equity

Exit / Current Status

- In July 2019, the Presidio was sold for $12.3 million, 68% above the purchase price, for a gain of $4.5 million

THE PRESIDIO



KEY STATISTICS

Acquisition Date	Nov 2012
Asset Type	Office
Gross Leasable Area	81,222 sq. ft.
Location	Colorado Springs, CO
Year Constructed	1985
Transaction Price (Acquisition)	$7.3 million
Acquisition Cap Rate	9.4%
% Leased at time of purchase	78%
Gain on sale	$4.5 million

Source: Company filings as of September 11, 2020

ABILITY TO ADD VALUE

Sparky's Self-Storage, Inland Empire, California

OVERVIEW

Background

- Presidio acquired 7 individual self-storage properties throughout the Inland Empire region of Southern California between 2007 and 2013. These properties were either distressed and sold by lenders or individual investors

Value-Add

- Each property was branded under Presidio's brand – Sparky's Self-Storage. Economies of scale were achieved under common management, which resulted in improvements and efficiencies in operations and marketing
- Between the year of each property's acquisition and 2015, Presidio increased portfolio NOI by 41%

Exit/ Current Status

- Recognizing that self-storage was becoming a favored property sector by institutional investors, Presidio sold the Sparky's portfolio in 2015 to a REIT for $36 million, which represented a 4.6% cap rate and a gain to Presidio of approximately $4.7 million

SPARKY'S SELF-STORAGE



3285
Sparky's
Self Storage

KEY STATISTICS

Acquisition Date	2007 – 2013
Asset Type	Self-Storage
Rentable Square Feet	652,260
Location	Inland Empire, CA
Transaction Price (acquisition)	$32.7 million
Gain on sale	$4.7 million

Source: Company filings as of September 11, 2020

BALANCE SHEET POISED FOR GROWTH

PRESIDIO Property Trust

- Weighted average interest rate on outstanding commercial debt is 4.5% and the weighted average remaining term of commercial debt is 4.8 years[(1)]
- $8.8 million unsecured note payable outstanding, maturing March 31, 2021), at an interest rate of 8.0%



COMMERCIAL DEBT MATURITY SCHEDULE
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
$0.9
$8.8
$16.4
$68.1
2020
2021
2022
Thereafter
Mortgage Debt
Unsecured Note Payable

(1) Weighted by outstanding mortgage balance, excludes model home debt

COMPANY HIGHLIGHTS



High Quality Portfolio with Strong Fundamentals
Experience and Depth of Management
Differentiated Acquisition Strategy
Poised to Grow Across In-Demand Space